CONCORDE INTERNATIONAL GROUP LTD

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

January 7, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Stringer
Angela Lumley
Jenna Hough
Dietrich King

Re:	Concorde International Group Ltd.
Amendment No. 4 to Registration Statement on Form F-1 Filed December 17, 2024 File No. 333-281799

Ladies and Gentlemen:

We hereby submit the responses of Concorde International Group Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 6, 2025, providing the Staff’s comments with respect to the Company’s Amendment No. 4 to Registration Statement on Form F-1 filed on December 17, 2024. Concurrently with the submission of this letter, the Company is submitting an Amendment No.5 to Registration Statement (the “Amendment No.5”) on Form F-1 via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 4 to Registration Statement on Form F-1

Financial Statements, page 2

1.	Please note the updating requirements under Item 8.A.4 of Form 20-F. Alternately, please file a representation as an exhibit to your filing that states that you are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to Instruction 2 of Item 8.A.4 of Form 20-F.

RESPONSE: In response to the Staff’s comments, we have attached, as Exhibit 99.9 to Amendment No. 5, a request for a waiver of the requirements under Form 20-F, Item 8.A.4.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +65 2960802 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Concorde International Group Ltd.

By:	/s/ Swee Kheng Chua
Name:	Swee Kheng Chua
Title:	Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq., Bevilacqua PLLC